Hi [NAME],

I'm excited to share my WeFunder campaign with you, [HERE](#)
It went live last Friday and is currently open for early bird access only, to folks like you!

I would be so grateful if you shared the link, and/or made email intros to those who might be interested in learning more about The Empowered Cookie.

Thanks again for your help in refining my pitch deck.
Are you interested in being an early investor?
--
[Natalia Barr](#)
Founder // CEO
[The Empowered Cookie](#) Check out [Why](#)!
***The grocery cart is our most powerful vehicle for
social & environmental change.***